03054909

'ED STATES
:XCHANGE COMMISSION
gton, D.C. 20549

amended

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52511

SEC MAIL PROCESSING RECEIVED AUG 11 2003 WASH. D.C. 188 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC dba CHOICETRADE

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 ROUTE 18 - SUITE 3000
(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD H. BUCKNER 732-214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATRAMAN, CPA.
(Name – *if individual, state last, first, middle name*)

1502 NORTH OAKS BLVD. (Address) NORTH BRUNSWICK (City) N.J. (State) 08902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD H. BUCKNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE, INC. dba CHOICETRADE, as of AUGUST 8TH, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP + CFO

Title

Notary Public

DONNA M. KYLE
Notary Public of New Jersey
MY COMMISSION EXPIRES Sept. 10, 2007

This report ** contains (check all applicable boxes):

SUBMITTED 5/28/03

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ChoiceTrade

VIA FAX AND EXPRESS MAIL


SEC MAIL PROCESSING
RECEIVED
AUG 1 1 2003
WASH, D.C. 188 SECTION

August 8, 2003

Ms. Catherine Dunn
NASD
New Jersey District Office
581 Main Street
Woodbridge, New Jersey 07095

Re: Letter Dated July 30, 2003 to Mr. Neville Golvala
Pertaining to LetsGoTrade, Inc.'s March 31, 2003 annual filing of audited financial statements.

Dear Ms. Dunn,

Thank you for your letter of July 30, 2003. Pursuant to your letter, you have indicated that the filing of our audited financial statements appeared to be deficient in regards to our submission of an Oath or Affirmation.

Please be assured that an original Oath or Affirmation was prepared by us, affixed with an original signature, dated and notarized on May 28th, 2003. While we believe that originals were forwarded to the SEC in Washington, it is possible that only a copy of this Oath or Affirmation, along with a copy of an original signature and notarization may have been forwarded to one or more of the following regulatory offices: The NASD in Rockville, MD, the SEC in New York, the SEC in Washington, DC., or the NASD in Woodbridge, NJ.

To remedy this potential deficiency we have prepared five new original facing pages. On the back of each of these facing pages is an Oath or Affirmation dated August 8th, 2003. Each Oath or Affirmation is originally signed and individually notarized. These original documents shall be forwarded Express Mail today as follows: 2 - SEC in Washington, DC, 1 – SEC in New York, 1 – NASD in Rockville, MD and 1- NASD in Woodbridge, NJ

197 State Route 18 – Suite 3000 / East Brunswick, NJ 08816 / Telephone (732) 214-2660 / Fax (775) 205-9866

Should additional information or documentation be required, we shall be happy to comply.

Sincerely,



Ronald H Buckner
Financial and Operations Principal

CC: Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549-0001

Securities and Exchange Commission
Northeast Regional Office
233 Broadway
New York, NY 10279-0001

NASD Inc.
Member Regulation
3rd Floor
9509 Key West Ave.
Rockville, MD 20850-3329